

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2020

Tao Ling
Chief Executive Officer
Ostin Technology Group Co., Ltd.
Building 2, 101/201 1 Kechuang Road
Qixia District, Nanjing
Jiangsu Province, China 210046

> **Re: Ostin Technology Group Co., Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted September 28, 2020 mitted**
> **CIK 0001803407**

Dear Mr. Ling:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted September 28, 2020

General

1. Please revise to disclose the impact of the COVID-19 on your company, if material. Refer to CF Disclosure Guidance: Topic No. 9 and 9A for additional guidance.

Use of Proceeds, page 32

2. We note your disclosure on page 63 that you plan to acquire the equipment provided by Shanghai Inabata upon termination of your agreement and that you plan to use a portion of the proceeds from this offering to purchase additional equipment for manufacturing polarizers. Please briefly describe the assets and their cost. If the assets will be acquired

from affiliates of the company or their associates, disclose the persons from whom they will be acquired and how the cost to the company will be determined. Refer to Item 3.C.2 of Form 20-F.

Capitalization, page 34

3. Revise the first sentence of the introductory paragraph to indicate that the table sets forth your cash and cash equivalents and your capitalization as of March 31, 2020.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Sales, page 44

4. We note that your fiscal year 2019 sales of display modules decreased by $27.2 million or 45% from fiscal year 2018. Please revise to describe the factors that resulted in this decline in revenue. Refer to Item 303(a)(3) of Regulation S-K.

Our Business, page 56

5. Please revise to include a description of the seasonality of your business. Refer to Item 4.B.3 of Form 20-F.

Our Products, page 58

6. We note your disclosure by breakdown of sales of your display modules by applications. We note that consumer electronics represented 72% of sales in FYE 2019, represented 50% FYE 2019, and 81% of Six Months Ended March 31, 2020. Please revise to elaborate on the fluctuations in percentages in the consumer electronics.

Investment Agreement with Shuangliu Government, page 65

7. Please clarify whether you have completed Phase I and Phase II of your project, and disclose the current status of your arrangement.

Investment Agreement with Naxi Government, page 66

8. We note your disclosure that the project company is expected to achieve annual production and sales of no less than RMB1 billion ($144 million). Please clarify the timeframe for when the project company is expected to achieve production and sales of $144 million and clarify whether this is an obligation under your agreement. Please ensure that you have disclosed the material terms of your agreement. Please also disclose the current status of your arrangement with the Naxi Government.

Related Party Transactions , page 86

9. Please revise to disclose the specific related party share issuances.

Financial Statements

Index to Consolidated Financial Statements, page F-1

10. We note that the latest audited financial statements included in the filing are of as and for the years ended September 30, 2019 and 2018, which are older than 12 months. We also note from page 1 that shares of Jiangsu Austin have been trading on the National Equities Exchange and Quotations Co., Ltd. since 2015. Please refer to Item 4.b of this Form F-1 and Item 8.A.4 of Form 20-F and update the filing to comply. Any request for a waiver of the 12-month requirement representing that compliance is not required in any other jurisdiction outside the United States should be submitted to the Division's Office of Chief Accountant prior to filing that representation as an exhibit to the registration statement.

Report of Independent Public Accounting Firm , page F-2

11. We note that your financial statements are audited by TPS Thayer LLC of Sugar Land, Texas while your executive offices and all your operations, including your manufacturing facilities, are located in China. Please explain to us your choice of auditors and have your auditors explain to us how they planned and conducted the audit of your company's financial statements, including observation of inventory, existence of fixed assets and testing of internal controls, from Sugar Land, Texas.

Consolidated Statements of Changes In Shareholders' Equity , page F-5

12. Please revise Note 12 to describe the circumstances surrounding the cash stock offerings of $3,436,242 and $1,408,963 made in fiscal year 2018 and 2019, respectively. Disclose the number of shares offered and the price per share. Explain why no par value was recorded in the common stock account, as shown on this statement, or revise the statement to disclose the number of shares and par value you recorded for each transaction.

Note 3 Accounts Receivable , page F-17

13. We note that you recorded provisions for doubtful accounts of $637,256 in 2018 and $85,523 in 2019. Please explain to us the circumstances surrounding the provision recorded in 2018 and contrast them with the circumstances that resulted in a much lower amount in 2019. Tell us and revise Note 3 of your interim financial statements to disclose the amount of the provision for doubtful accounts you recorded in the six months ended March 31, 2020.

Note 6 Property, Plant and Equipment , page F-18

14. Please revise the note to describe the transactions reflected in the long-term deferred expenses caption and explain why the amounts are presented as part of Property, Plant, and Equipment.

Note 12 Stockholders' Equity
Ordinary Shares , page F-22

15.   You disclose that your paid-in capital was zero on September 30, 2019. However, we note from the audited balance sheet in page F-3 that your paid-in capital was $10,254,314 on that date. Please revise the disclosure or advise us.

Note 14 Contingencies and Commitment , page F-24

16.   We note from the risk factors and the Regulation section beginning on page 69 that you are not in compliance with certain environmental regulations, the regulations related to hiring dispatched workers, and the regulations on contributions in the employee benefits plans. Tell us how you considered the guidance in ASC 450 - Contingencies - for each of these instances of non-compliance, and revise this note to include appropriate disclosure.

Recent Accounting Pronouncement , page F-39

17.   We note from page F-35 that you adopted ASC 842 - Leases - on October 1, 2019 but you disclose here that you adopted ASC 842 on January 1, 2019. Please revise to disclose the correct adoption date.

Exhibit 10.5, page 1

18.   It appears that you have redacted information under "4" on page 1 of Exhibit 10.5. To the extent that you are redacting information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please mark the exhibit index to indicate that portions of your exhibits have been omitted and mark the exhibit to indicate that both portions of the exhibit have been omitted and include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and would likely cause competitive harm to you if publicly disclosed. Additionally, you must indicate by brackets where the information is omitted from the filed version of the exhibit. If you are not relying on Item 601(b)(10)(iv) of Regulation S-K, then refile the exhibit with omitted information restored.

You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Martin James, Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing